September 27, 2022

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance Floating-Rate Income Trust (the “Fund”) (File Nos.: 333-265889; 811-21574)

Dear Ms. Hamilton:

This letter responds to comments provided by Ms. Hamilton on September 23, 2022 to the undersigned via telephone in connection with your review of the Fund’s Pre-Effective Amendment to the Fund’s Registration Statement on Form N-2 filed on September 21, 2022 (Accession No. 0000940394-22-001318), with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comments below and immediately thereafter provided the Fund’s responses. Any changes to the Fund’s Shelf Registration Statement will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the responses as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of Shelf Registration Statement no later than September 28, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

1.	Comment: Please ensure the Senior Securities Table in the Fund’s prospectus is tagged with an interactive data file per Form N-2.

Response: The Fund intends to tag the Senior Securities Table with an interactive data file per Form N-2 in its upcoming Amendment filing.

2.	Comment: The Fund invests significantly in bank loan and other fixed income investments. Please supplementary confirm that when issued forward settling and non-standard settlement cycle transactions will settle within 35 days of trade date or have been treated as derivatives or included with in the calculation of asset coverage.

Response: The Fund supplementary confirms.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President